

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

May 31, 2017

Via E-mail
John Roberts
Chief Operating Officer
Cancer Genetics, Inc.
201 Route 17 North, 2nd Floor
Rutherford, NJ 07070

> **Re: Cancer Genetics, Inc.**
> **Registration Statement on Form S-3**
> **Filed May 25, 2017**
> **File No. 333-218229**

Dear Mr. Roberts:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Michael Killoy at (202) 551-7576 with any questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director
Office of Beverages, Apparel,
And Mining

cc: Alan Wovsaniker, Esq.
Lowenstein Sandler LLP